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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.	To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270. 8f-l]:

(a)	The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b)	The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c)	The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d)	The fund has become a business development company (“Business Development Company”).

2.

If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.	This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.	Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.	No fee is required to submit this form or any amendments.

SEC1691 (9-10) The SEC may not conduct or sponsor, and a person is not required to respond to, a PRA collection of information unless it displays a valid OMB Control Number.

6.	Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30bl-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 5.2 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Registrant is Virtus Retirement Trust. The series of Registrant are as follows:

Virtus DFA 2015 Target Date Retirement Income Fund

Virtus DFA 2020 Target Date Retirement Income Fund

Virtus DFA 2025 Target Date Retirement Income Fund

Virtus DFA 2030 Target Date Retirement Income Fund

Virtus DFA 2035 Target Date Retirement Income Fund

Virtus DFA 2040 Target Date Retirement Income Fund

Virtus DFA 2045 Target Date Retirement Income Fund

Virtus DFA 2050 Target Date Retirement Income Fund

Virtus DFA 2055 Target Date Retirement Income Fund

Virtus DFA 2060 Target Date Retirement Income Fund

3.	Securities and Exchange Commission File No.: 811-9140

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application      ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

101 Munson Street, Greenfield, Massachusetts 01301-9668

6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: George R. Aylward, President of the Registrant, One Financial Plaza, Hartford, CT 06103 / (800) 243-1574. With a copy to: Jennifer Fromm, Vice President, Chief Legal Officer, Counsel and Secretary of the Virtus Funds, One Financial Plaza, Hartford, CT 06103 / (800) 243-1574

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and rules thereunder will be maintained at the offices of (1) Virtus Retirement Trust, 101 Munson Street, Greenfield, MA, 01301-9668 / (800) 243-1574; (2) the Principal Underwriter, VP Distributors, LLC, One Financial Plaza, Hartford, CT 06103 / 860-263-4736; (3) the Sub-Administrator and Sub-Transfer Agent, BNY Mellon Investment Servicing (US) Inc., 301 Bellevue Parkway, Wilmington, DE 19809 / (302) 791-1700; (4) the Transfer Agent, Virtus Fund Services, LLC, One Financial Plaza, Hartford, Connecticut 06103 / (800) 243-1574; (5) the Custodian, The Bank of New York Mellon, 240 Greenwich St., New York, NY 10286; (6) the Investment Adviser, Virtus Retirement Investment Advisers, LLC, c/o Virtus Investment Partners, One Financial Plaza, Hartford, CT 06103 / 800-243-4261; and (7) the Subadviser, Dimensional Fund Advisors LP, 6300 Bee Cave Rd., Building One, Austin, Texas, 78746 / (512) 306-7400.

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end     ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser: Virtus Retirement Investment Advisers, LLC, c/o Virtus Investment Partners, One Financial Plaza, Hartford, CT 06103 / 800-243-4261

Subadviser: Dimensional Fund Advisors LP, 6300 Bee Cave Rd., Building One, Austin, Texas, 78746 / (512) 306-7400

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

VP Distributors, LLC, One Financial Plaza, Hartford, CT 06103 / 860-263-4736

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes     [✓] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes     ☐ No

If Yes, state the date on which the board vote took place:

September 19, 2018 for the following funds:

Virtus DFA 2015 Target Date Retirement Income Fund

Virtus DFA 2020 Target Date Retirement Income Fund

Virtus DFA 2030 Target Date Retirement Income Fund

Virtus DFA 2035 Target Date Retirement Income Fund

Virtus DFA 2040 Target Date Retirement Income Fund

Virtus DFA 2045 Target Date Retirement Income Fund

Virtus DFA 2050 Target Date Retirement Income Fund

Virtus DFA 2060 Target Date Retirement Income Fund

November 14, 2018 for the following funds:

Virtus DFA 2025 Target Date Retirement Income Fund

Virtus DFA 2055 Target Date Retirement Income Fund

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes     ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Virtus Retirement Trust’s Declaration of Trust generally provides that the Board of Trustees of the Funds may authorize the liquidation of a series at any time by written notice to the shareholders.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or

Liquidation?

☒ Yes     ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

October 30, 2018 for the following funds:

Virtus DFA 2015 Target Date Retirement Income Fund

Virtus DFA 2020 Target Date Retirement Income Fund

Virtus DFA 2030 Target Date Retirement Income Fund

Virtus DFA 2035 Target Date Retirement Income Fund

Virtus DFA 2040 Target Date Retirement Income Fund

Virtus DFA 2045 Target Date Retirement Income Fund

Virtus DFA 2050 Target Date Retirement Income Fund

Virtus DFA 2060 Target Date Retirement Income Fund

December 20, 2018 for the following funds:

Virtus DFA 2025 Target Date Retirement Income Fund

Virtus DFA 2055 Target Date Retirement Income Fund

(b)	Were the distributions made on the basis of net assets?

☒ Yes     ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes     ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes     ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? Not applicable

☐ Yes     ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes     ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes     ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes     ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes     ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes     ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

BlueSky	$24,975
Tax	$42,500
Printing/Mailing	$1,500

(iv)	Total expenses (sum of lines (i)-(iii) above): $68,975

(b)	How were those expenses allocated?

All expenses were allocated to the fund that incurred them.

(c)	Who paid those expenses?

The Funds.

(d)	How did the fund pay for unamortized expenses (if any)?

The Funds had no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes     ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes     ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes     ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Virtus Retirement Trust, (ii) he or she is the President of Virtus Retirement Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ George R. Aylward
George R. Aylward